Filed Pursuant to Rule 424(b)(3)
Registration No. 333-132809-34

Supplement To Prospectus Supplement Dated October 26, 2006
(To Prospectus Dated October 6, 2006)

$463,291,300
(Approximate at Time of Issuance)

Asset-Backed Certificates, Series 2006-ALT2

New Century Alternative Mortgage Loan Trust 2006-ALT2
Issuing Entity

GS Mortgage Securities Corp.
Depositor

Goldman Sachs Mortgage Company
Sponsor

Wells Fargo Bank, National Association
Servicer

This is a supplement (the “Supplement”) to the prospectus supplement dated October 26, 2006 (the “Prospectus Supplement”) to the prospectus dated October 6, 2006 with respect to the above captioned series of certificates.  This Supplement supersedes in their entirety the supplement dated November 15, 2007 to the Prospectus Supplement, the supplement dated September 6, 2007 to the Prospectus Supplement and the supplement dated June 14, 2007 to the Prospectus Supplement.

•    The table appearing on the cover of the Prospectus Supplement is revised by adding footnotes (17) and (18) as follows:

Class	Approximate Initial Class Principal Balance(1)	Initial Pass-Through Rate	Type	Ratings (S&P/ Moody’s)
M-1	$ 6,751,000	Fixed(9)	Subordinate	AA+/Aa1(17)
M-2	$ 3,492,000	Fixed(10)	Subordinate	AA+(17)/Aa2(17)
M-3	$ 2,329,000	Fixed(11)	Subordinate	AA(17)/Aa3(17)
M-4	$ 3,955,000	Fixed(12)	Subordinate	A+(17)/A2((17)(18)
B-1	$ 2,329,000	Fixed(13)	Subordinate	A(17)/Baa1(17)(18)
B-2	$ 2,329,000	Fixed(14)	Subordinate	BBB+(17)/Baa3(17)(18)
B-3	$ 2,329,000	Fixed(15)	Subordinate	BBB-(17)/Ba2(17)

(17)
The ratings on the Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class B-1 Certificates, Class B-2 Certificates and Class B3 Certificates have been downgraded as described in “Risk Factors—The Ratings on Certain Classes of Certificates Have Been Downgraded” below.

(18)
The ratings on the Class M-4 Certificates, Class B-1 Certificates and Class B-2 Certificates are on review for possible future downgrade as described in “Risk Factors—The Ratings on Certain Classes of Certificates Have Been Downgraded” below.

THE CLASS M-3 CERTIFICATES, CLASS M-4 CERTIFICATES, CLASS B-1 CERTIFICATES,
CLASS B-2 CERTIFICATES AND CLASS B-3 CERTIFICATES ARE NOT OFFERED UNDER THE PROSPECTUS SUPPLEMENT

Goldman, Sachs & Co.

The date of this Supplement is May 22, 2008

•	The following risk factors are added to the Prospectus Supplement:

Recently, the Residential Mortgage Loan Market has Experienced Increasing Levels of Delinquencies and Defaults
Recently, the residential mortgage loan market has experienced increasing levels of delinquencies, defaults and losses, and we cannot assure you that this will not continue.  In addition, in recent months housing prices and appraisal values in many states have declined or stopped appreciating, after extended periods of significant appreciation. A continued decline or an extended flattening of those values may result in additional increases in delinquencies, defaults and losses on residential mortgage loans generally, particularly with respect to second homes and investor properties and with respect to any residential mortgage loans whose aggregate loan amounts (including any subordinate liens) are close to or greater than the related property values.

In recent months, in response to increased delinquencies and losses with respect to mortgage loans, many mortgage loan originators have implemented more conservative underwriting criteria for loans, particularly in the subprime, Alt-A and other nonprime sectors. This may result in reduced availability of financing alternatives for mortgagors seeking to refinance their mortgage loans. The reduced availability of refinancing options for a mortgagor may result in higher rates of delinquencies, defaults and losses on the mortgage loans, particularly mortgagors with adjustable rate mortgage loans or in the case of interest only mortgage loans that experience significant increases in their monthly payments following the adjustment date or the end of the interest only period, respectively.

The increased levels of delinquencies and defaults, as well as a deterioration in general real estate market conditions, have also resulted generally in loan originators being required to repurchase an increasingly greater number of mortgages loans pursuant to early payment default and representation and warranty provisions in their loan sale agreements.  This has led to a deterioration in the financial performance of many subprime, Alt-A and other nonprime loan originators. In some cases, it has caused certain loan originators to cease operations.

For recent developments regarding New Century Financial Corporation, the parent of New Century Mortgage Corporation and Home 123 Corporation, the

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originators, See “Recent Developments in Respect of New Century Financial Corporation” below.

Any such deterioration could adversely affect the ability of a loan originator to repurchase or substitute for mortgage loans as to which a material breach of representation or warranty exists or to service mortgage loans.  Even in cases where a loan originator has the economic ability to repurchase loans, the increasing volume of repurchase claims has resulted in longer periods between when a repurchase claim is presented and when it is resolved, and a greater proportion of claims being refused or contested by originators.

The mortgage loans held by the issuing entity do not include subprime mortgage loans; however, some sources have reported that default rates on Alt-A loans have recently increased above the rates experienced on subprime loans.  Some sources have also reported that prepayment rates on Alt-A loans have decreased below historical levels, which could exacerbate the adverse effect of increased default rates on pools of Alt-A loans such as the mortgage loans held by the issuing entity.

In response to the deterioration in the performance of subprime, Alt-A and other nonprime mortgage loans, the rating agencies have taken action with respect to a number of subprime mortgage securitizations and Alt-A mortgage securitizations.  There can be no assurance that the rating agencies will not take additional action with respect to subprime, Alt-A and other nonprime securitizations in response to either deteriorating delinquency, default and loss rates on subprime, Alt-A and other nonprime mortgage loans or the perception that such deterioration may occur in the future.

A number of state regulatory authorities have recently taken action against certain loan originators and servicers for alleged violations of state laws. Certain of those actions prohibit those servicers from pursuing foreclosure actions, and in the future one or more additional states could seek similar limitations on the ability of mortgage loan servicers, to take actions (such as pursuing foreclosures) that may be essential to service and  preserve the value of the mortgage loans on behalf of the issuing entity. Any such limitations that applied to a servicer of the mortgage loans could adversely affect the issuing entity's ability to realize on the mortgage loans. See “—Violation of Various

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Federal, State and Local Laws May Result in Losses on the Mortgage Loans” in the prospectus supplement.

Additionally, proposed federal legislation would, if enacted, permit borrowers in bankruptcy to restructure mortgage loans secured by their primary residences. Bankruptcy courts could, if this legislation is enacted, reduce the amount of the principal balance of a mortgage loan that is secured by a lien on the mortgaged property, reduce the mortgage interest rate, extend the term to maturity or otherwise modify the terms of a bankrupt borrower’s mortgage loan.

You should consider the risk that the general market conditions discussed above may affect the performance of the mortgage loans backing your certificates and may adversely affect the yield on your certificates.

Risks Related to Simultaneous Second Liens and Other Borrower Debt
While all of the mortgage loans that are included in the issuing entity are first lien loans, at the time of origination certain of the originators also made second lien loans to the same borrowers that will not be included in the issuing entity.  In addition, other borrowers whose loans are included in the issuing entity may have obtained secondary mortgage financing following origination of the first lien loans. In addition, borrowers may increase their aggregate indebtedness substantially by assuming consumer debt of various types. Consequently, investors should consider that borrowers who have less equity in their homes, or who have substantial mortgage and consumer indebtedness, may be more likely to default and may be more likely to submit to foreclosure proceedings.

In addition, the nature of any second lien may influence the prepayment characteristics of the mortgage loans included in the issuing entity.  Borrowers may be more likely to refinance and prepay the first lien when any secondary mortgage financing becomes due in full, and consequently investors should be aware that the rate of prepayment of the mortgage loans in the issuing entity may be affected by associated second lien loans.

The Sponsor and its Affiliates May Have Conflicts of Interest	Recent developments in the residential mortgage market have led to a deterioration in the financial performance of many subprime, Alt-A and other nonprime loan originators. Due to these developments affecting these loan originators, certain conflicts of interest may exist or may arise as a result of

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transactions or relationships that the sponsor and its affiliates may have or may enter into in the future with one or more of the loan originators and servicers.

In taking any actions or engaging in other transactions with those loan sellers, the sponsor and its affiliates are not required to take into account the effect of such actions or transactions on the issuing entity or the certificateholders. Among other things, the sponsor and its affiliates may purchase, as principal, loans originated or sold by such loan sellers that are not included in the issuing entity, and may seek to enforce against such loan sellers any remedies they may have if an early payment default or breach of representation and warranty occurs with respect to such other loans. The sponsor or its affiliates may provide secured or unsecured financing to one or more loan sellers, and may seek to enforce remedies against such loan seller if an event of default occurs in respect of that financing. The sponsor and its affiliates will not have any obligation to account to the issuing entity for any amounts they collect in respect of any loans, financing or other transactions they may have with any loan seller, and the sponsor and its affiliates will have no obligation to pursue any claims against such loan sellers on behalf of the issuing entity or with respect to loans included in the issuing entity.

•    The Risk Factor entitled “Increased Use of New Mortgage Loan Products by Borrowers May Result in a Decline in Real Estate Values Generally” on page S-33 of the Prospectus Supplement is deleted in its entirety and replaced with the following:

Increased Use of New Mortgage Loan Products by Borrowers May Result in Higher Levels of Delinquencies and Losses Generally
In recent years, borrowers have increasingly financed their homes with new mortgage loan products, which in many cases have allowed them to purchase homes that they might otherwise have been unable to afford.  Many of these new products feature low monthly payments during the initial years of the loan that can increase (in some cases, significantly) over the loan term.  There is little historical data with respect to the performance of these new mortgage loan products, especially during a period of increased delinquencies or defaults for such mortgage loan products.  Consequently, as borrowers face potentially higher monthly payments for the remaining terms of their loans, it is possible that, combined with other economic conditions such as increasing interest rates and deterioration of home values, borrower delinquencies and defaults could exceed levels anticipated by you.

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•    The Risk Factor entitled “The Transfer of Servicing May Result in Higher Delinquencies and Defaults Which May Adversely Affect the Yield on Your Certificates” on pages S-30 - S-31 of the Prospectus Supplement is amended by adding the following at the end of the Risk Factor:

Even if a transfer of servicing does not actually occur, potential transition issues associated with or possible disruptions in operations resulting or arising from consolidations or business combinations affecting a servicer may result in similar issues associated with a servicing transfer or otherwise adversely affect servicing generally.  It is difficult to predict the outcome of any consolidation or business combination in the servicing of mortgage loans and its impact on your certificates.

For recent developments regarding New Century Financial Corporation, the parent of New Century Mortgage Corporation and Home 123 Corporation, the servicers, See “Recent Developments in Respect of New Century Financial Corporation” below.

•    The Risk Factor entitled “Geographic Concentration of the Mortgage Loans in Particular Jurisdictions May Result in Greater Losses If Those Jurisdictions Experience Economic Downturns” on pages S-19 - S-20 of the Prospectus Supplement is amended by adding the following at the end of the Risk Factor:

Further, the concentration of the mortgage loans in one or more states will have a disproportionate effect on certificateholders if the regulatory authorities in any of those states take actions against the related originator or the servicer that impairs the issuing entity’s ability to realize on those mortgage loans. See “—Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans” below.

•    The Risk Factor entitled “Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans” on pages S-29 - S-30 of the Prospectus Supplement is deleted in its entirety and replaced with the following:

Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans	There has been continuous focus by state and federal banking regulatory agencies, state attorneys general offices, the Federal Trade Commission, the U.S. Department of Justice, the U.S. Department of Housing and Urban Development and state and local governmental authorities on certain lending practices by some companies in the subprime industry, sometimes referred to as “predatory lending” practices. Sanctions have been imposed by state, local and federal governmental agencies for practices including, but not limited to, charging borrowers excessive fees,

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imposing higher interest rates than the borrower’s credit risk warrants and failing to adequately disclose the material terms of loans to the borrowers.

Applicable state and local laws generally regulate interest rates and other charges, require certain disclosure, impact closing practices, and require licensing of originators.  In addition, other state and local laws, public policy and general principles of equity relating to the protection of consumers, unfair and deceptive practices and debt collection practices may apply to the origination, ownership, servicing and collection of the mortgage loans.

The mortgage loans are also subject to federal laws, including:

•           the Federal Truth in Lending Act and Regulation Z promulgated under that Act, which require certain disclosures to the mortgagors regarding the terms of the mortgage loans;

•           the Equal Credit Opportunity Act and Regulation B promulgated under that Act, which prohibit discrimination on the basis of age, race, color, sex, religion, marital status, national origin, receipt of public assistance or the exercise of any right under the Consumer Credit Protection Act, in the extension of credit; and

•           the Fair Credit Reporting Act, which regulates the use and reporting of information related to the mortgagor’s credit experience.

Violations of certain provisions of these federal, state and local laws may limit the ability of the applicable servicer to collect all or part of the principal of, or interest on, the mortgage loans and in addition could subject the related trust to damages and administrative enforcement (including disgorgement of prior interest and fees paid).  In particular, an originator’s failure to comply with certain requirements of federal and state laws could subject the trust (and other assignees of the mortgage loans) to monetary penalties, and result in the obligors’ rescinding the mortgage loans against either the trust or subsequent holders of the mortgage loans.

Each of the responsible parties has represented that each mortgage loan originated or acquired by it is in compliance with applicable federal, state and local laws

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and regulations.  In addition, each of the responsible parties has also represented to the effect that none of the mortgage loans is considered (a) a “high cost” mortgage loan under the Home Ownership and Equity Protection Act of 1994, or (b) a “high cost home,” “threshold,” “predatory” or “covered” loan  (excluding “covered home loans” as defined under clause (1) of the definition of “covered home loans” in the New Jersey Home Ownership Security Act of 2002) under applicable state, federal or local laws.

In the event of a breach of any of such representations, the applicable responsible party or Goldman Sachs Mortgage Company, as applicable, will be obligated to cure such breach or repurchase or, for a limited period of time, replace the affected mortgage loan, in the manner and to the extent described in the Prospectus.

It is possible in the future that governmental authorities or attorneys general may take actions against any responsible party that could prohibit the servicers from pursuing foreclosure actions, provide new defenses to foreclosures, or otherwise limit the ability of any servicer to take actions (such as pursuing foreclosures) that may be essential to preserve the value of the mortgage loans on behalf of the issuing entity.  Any such limitations could adversely affect the issuing entity’s ability to realize on the mortgage loans.

•     The following Risk Factor is added after the Risk Factor entitled “The Ratings on Your Certificates Could Be Reduced or Withdrawn” on page S-33 of the Prospectus Supplement:

The Ratings on Certain Classes of Certificates Have Been Downgraded
Standard & Poor’s Ratings Services, a division of The McGraw Hill Companies, Inc. (“S&P”), has downgraded the ratings on certain classes of the Certificates as follows:  (i) the Class M-2 Certificates have been downgraded from “AA+” to “BBB”; (ii) the Class M-3 Certificates have been downgraded from “AA” to “BB”; (iii) the Class M-4 Certificates have been downgraded from “A+” to “B”; (iv) the Class B-1 Certificates have been downgraded from “A” to “CCC”; (v) the Class B-2 Certificates have been downgraded from “BBB+” to “CC”; and (vi) the Class B-3 Certificates have been downgraded from “BBB-” to “CC”.

Moody’s Investor Service, Inc. (“Moody’s”), has downgraded the rating on certain classes of the Certificates as follows: (i) the Class M-1 Certificates have been downgraded from “Aa1” to “A1”; (ii) the

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Class M-2 Certificates have been downgraded from “Aa2” to “Baa2”; (iii) the Class M-3 Certificates have been downgraded from “Aa3” to “B1”; (iv) the Class M-4 Certificates have been downgraded from “A2” to “B2”; (v) the Class B-1 Certificates have been downgraded from “Baa1” to “B3”; (vi) the Class B-2 Certificates have been downgraded from “Baa3” to “B3”; and (vii) the Class B-3 Certificates have been downgraded from “Ba2” to “Ca”. The Class M-4 Certificates, Class B-1 Certificates and Class B-2 Certificates are also on review for further possible downgrade by Moody’s.

There can be no assurance that these classes will not be downgraded further or that other classes of certificates will not be downgraded in the future.

The Class M-3 Certificates, the Class M-4 Certificates, the Class B-1 Certificates, the Class B-2 Certificates and the Class B-3 Certificates are not offered under the Prospectus Supplement.

•    Notwithstanding anything to the contrary in the accompanying Prospectus Supplement, the following section is added following “Risk Factors” in the Prospectus Supplement:

Recent Developments in Respect of New Century Financial Corporation

As described below, New Century Financial Corporation (“New Century”), the parent of New Century Mortgage Corporation and Home 123 Corporation, the originators, has reported that it experienced severe financial and regulatory difficulties and has filed for bankruptcy.

The deterioration in the financial condition of New Century will adversely affect the ability of the originators to repurchase or substitute Mortgage Loans as to which a material breach of representation and warranty exists or to repurchase Mortgage Loans as to which an early payment default has occurred.  If the originators are unable for any reason to satisfy its obligations to repurchase or substitute Mortgage Loans as to which a material breach of representation and warranty exists or to repurchase Mortgage Loans as to which an early payment default exists, neither the Depositor nor any other person will be obligated to repurchase such loans. In light of the foregoing, you should consider the heightened risks associated with investing in the Securities, and the risk that your investment in the Securities may perform worse than you anticipate.

Pursuant to a Form 8-K filed on April 6, 2007 (the “April 6th Announcement”), New Century announced that on April 2, 2007, New Century and certain of its subsidiaries, filed voluntary petitions for reorganization (the “Bankruptcy Filings”) under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”).  The Bankruptcy Filings are being jointly administered by the Honorable Kevin J. Carey under the caption “In re New Century TRS Holdings, Inc., et al., Case No. 07-10416.”  According to the April 6th Announcement, New Century and its subsidiaries will continue to operate their businesses as “debtors-in-possession”

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under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.

According to the April 6th Announcement, in connection with the Bankruptcy Filings, New Century and certain of its subsidiaries reduced their workforce by a total of approximately 3,200 people nationwide (approximately 54% of their total aggregate workforce).  New Century announced that although estimates are subject to change as additional information becomes available, New Century expects to incur severance pay expenses and make related cash expenditures of approximately $4.6 million in connection with the reduction in its workforce.

In addition, according to the April 6th Announcement, New Century and certain of its subsidiaries entered into an asset purchase agreement with Greenwich Capital Financial Products, Inc. (“Greenwich”) to sell certain mortgage loans originated by New Century as well as residual interests in certain securitization trusts owned by New Century for approximately $50 million.  New Century stated that the consummation of the transaction is subject to higher and better bids and approval by the Bankruptcy Court.

According to the April 6th Announcement, New Century announced that it obtained a commitment from The CIT Group/Business Credit, Inc. and Greenwich Capital Financial Products, Inc. to provide New Century with up to $150 million in debtor-in-possession financing, subject to Bankruptcy Court approval (the “Greenwich Agreement”).  In addition, New Century announced that as of April 3, 2007, New Century has disposed of all of the mortgage loans in its inventory.

Pursuant to a Form 8-K filed on April 16, 2007 (the “April 16th Announcement”), New Century announced that the Commonwealth of Massachusetts Office of the Attorney General issued a Civil Investigation Demand to New Century, which requests certain documents relating to New Century’s loan origination business practices in connection with an investigation conducted pursuant to the Attorney General’s authority to enforce consumer protection statutes.  According to the April 16th Announcement, New Century stated that it is cooperating with this investigation.

Pursuant to a Form 8-K filed on May 3, 2007 (the “May 3rd Announcement”), New Century announced that on April 27, 2007, KPMG LLP ("KPMG"), previously the principal accountants for New Century, notified New Century that it had resigned.  New Century announced that it received a letter from KPMG in which KPMG stated that the client-auditor relationship between New Century and KPMG had ceased.

According to the May 3rd Announcement, New Century stated that the audit reports of KPMG on New Century’s consolidated financial statements as of and for the years ended December 31, 2005 and 2004, did not contain any adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles.  New Century stated that the audit reports of KPMG on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2005 and 2004 did not contain any adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles, except as follows: New Century stated that KPMG’s report on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2005, contains an explanatory paragraph that states that New Century acquired certain assets and assumed certain liabilities of RBC Mortgage Company during 2005, and management excluded from its

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assessment of the effectiveness of New Century’s internal control over financial reporting as of December 31, 2005, RBC Mortgage Company’s internal control over financial reporting associated with total assets of $1.2 billion and total revenues of $59.6 million included in New Century’s consolidated financial statements as of and for the year ended December 31, 2005. KPMG’s audit of internal control over financial reporting of New Century also excluded an evaluation of the internal control over financial reporting of RBC Mortgage Company.

According to the May 3rd Announcement, the audit of New Century’s financial statements for the fiscal year ended December 31, 2006 has not been completed.  New Century stated that during the period from January 1, 2005 through April 27, 2007, there were no disagreements, as such term is defined in Item 304 of Regulation S-K, with KPMG, which disagreements, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the subject matter of the disagreement in connection with its report.

According to the May 3rd Announcement, during the period from January 1, 2005 through April 27, 2007, there were no reportable events, as such term is defined in Item 304 of Regulation S-K, except as follows: New Century stated that in connection with the February 7th Announcement, and consistent with the restatement process, the Audit Committee of the New Century’s Board of Directors (the “Audit Committee”), on the advice of its independent counsel, initiated its own independent investigation into the issues giving rise to New Century’s need to restate its interim financial statements, and subsequently expanded the investigation, at the request of KPMG, to include issues pertaining to New Century’s valuation of residual interests in securitizations in 2006 and prior periods (the "Internal Investigation"). New Century stated that the Audit Committee retained independent counsel, forensic accountants and other professionals to assist it in connection with the Internal Investigation.

According to the May 3rd Announcement, New Century stated that subsequent to the New Century’s discovery of the accounting errors and initiation of the Internal Investigation, KPMG communicated to New Century that as a result of the Internal Investigation KPMG would likely need to reassess its audit plan, and perform additional audit procedures, in order to obtain sufficient evidence concerning any conclusions reached by the investigating team.  New Century also stated that KPMG communicated to New Century that (i) the pending regulatory investigations into the matters under investigation in connection with the Internal Investigation or (ii) the pendency of the Internal Investigation itself, could also impact KPMG’s ability to conclude on the financial statement implications of the matters under investigation, including whether or not KPMG would be able to continue to rely on representations from management.

According to the May 3rd Announcement, New Century stated that as of April 27, 2007, the date of KPMG’s resignation, the Internal Investigation was ongoing and accordingly New Century had not received from KPMG its determination on these matters.  New Century also stated that it has been advised by KPMG that it expects that the evaluation of the impact of this matter on New Century’s internal control over financial reporting and disclosure controls and procedures for the applicable periods could constitute a material weakness in New Century’s internal control over financial reporting.

According to the May 3rd Announcement, New Century stated that it is currently in liquidation proceedings under Chapter 11 of the Bankruptcy Code, and accordingly does not expect it will have the need to engage a successor independent accounting firm. However, New Century stated that if it retains a successor independent accounting firm, it will authorize KPMG to respond fully to any inquiries of the successor accounting firm concerning the foregoing matters.

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Pursuant to a Form 8-K filed on May 4, 2007 (the “May 4th Announcement”), New Century announced that as a result of a lack of bids to purchase its loan origination platform assets as a continuing business, it would reduce its workforce by a total of approximately 2,000 people (approximately 73% of their total aggregate workforce immediately prior to this workforce reduction) nationwide.  New Century stated that this reduction in workforce is effective May 4, 2007.  New Century stated that it expects to incur severance pay expenses and make related cash expenditures of approximately $7 million in connection with the reduction in its workforce.

Pursuant to a Form 8-K filed on May 10, 2007 (the “May 10th Announcement”), New Century announced that on May 2, 2007, in accordance with the procedures previously approved by the Bankruptcy Court, it held an auction for its mortgage assets.  New Century stated that Ellington Management Group, L.L.C. on behalf of its client funds ("Ellington"), made the highest and best bid of approximately $58 million.  New Century stated that on May 4, 2007 it entered into an asset purchase agreement to sell the mortgage assets to Ellington (the "Ellington Agreement").

According to the May 10th Announcement, New Century stated that the Ellington Agreement provides that $3,000,000 of the approximately $58,000,000 purchase price will be placed into an escrow account to be used to indemnify Ellington for claims made under the Ellington Agreement.  New Century stated that the balance of the escrow account after reimbursement of any claims submitted by Ellington will be paid to New Century ninety days after the closing date of the mortgage assets sale. New Century stated that on May 7, 2007, the Bankruptcy Court approved the Ellington Agreement, and the sale of the mortgage assets contemplated in the Ellington Agreement.  New Century stated that the closing of the sale of the mortgage assets is expected to take place following the satisfaction of certain customary conditions that are set forth in the Ellington Agreement, including the entry of a sale order by the Bankruptcy Court and that New Century expected the closing to occur in May 2007.

According to the May 10th Announcement, New Century also announced that in connection with entering into the Ellington Agreement, New Century terminated the Greenwich Agreement and will be required to pay Greenwich a $945,000 termination fee upon the closing of the sale of the mortgage assets to Ellington.

Pursuant to a Form 12b-25 filed on May 11, 2007 (the “May 11th Announcement”), New Century announced that it had determined that it would be unable to file its Quarterly Report on Form for the quarter ended March 31, 2007 (the “March Form 10-Q”) by May 10, 2007 without unreasonable effort and expense.

According to the May 11th Announcement,  New Century stated that as previously disclosed, on April 2, 2007, New Century and certain of its subsidiaries, filed Bankruptcy Filings under the Bankruptcy Code in the Bankruptcy Court (Case No. 07-10416). Since that time, New Century has been immersed in bankruptcy-related matters. New Century has not yet been able to file its Annual Report on Form 10-K for the year ended December 31, 2006. Further, New Century has experienced the resignation of its independent accounting firm, KPMG LLP. Due to the resignation, as well as the additional time required to complete its financial statements to be included in its periodic reports as a result of, among other things, the complexities of bankruptcy accounting, the process of impairment testing and estimating the fair value of impaired assets, the determination of the tax provision together with the evaluation of tax deferred assets and the possible need for valuation allowances, New Century has stated it will not be able to file the March Form 10-Q in a timely manner without unreasonable effort or expense. New Century

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further stated that it anticipates that it will not be able to complete its financial statements and file the March Form 10-Q by May 15, 2007 and is uncertain as to whether or not it will ever be able to file its financial statements.

New Century further stated that it believes that its results of operations for the quarter ended March 31, 2007 will change significantly from its results of operations for the quarter ended March 31, 2006.  New Century stated that since March 31, 2006, the subprime mortgage industry has deteriorated, New Century no longer originates mortgage loans, the market value of its residual and other assets has declined and the amount of claims for it to repurchase loans has increased. In New Century’s Current Report on Form 8-K filed with the SEC on February 7, 2007, New Century announced that it would restate its consolidated financial results for the quarters ended March 31, June 30 and September 30, 2006 to correct errors discovered in its accounting and financial reporting of loan repurchase losses and, in New Century’s 12b-25 filed with the SEC on March 2, 2007, New Century announced that its investigation would include issues giving rise to its need to restate its 2006 interim financial statements, as well as issues pertaining to New Century’s valuation of residual interests in securitizations in 2006 and prior periods. Prior to the completion of its financial statements for the year ended December 31, 2006 and the quarter ended March 31, 2007, New Century is unable to assess the amount by which its results of operations for the quarter ended March 31, 2007 will change from its results of operations for the quarter ended March 31, 2006.

Pursuant to a Form 8-K filed on May 24, 2007 (the “May 24th Announcement”), New Century announced that on February 7, 2007, New Century filed a Form 8−K with the SEC reporting that New Century’s Board of Directors had concluded that New Century’s previously filed interim financial statements for the quarters ended March 31, 2006, June 30, 2006, and September 30, 2006 (collectively, the "Interim Financial Statements"), should be restated to correct errors discovered in its accounting and financial reporting of loan repurchase losses. In connection with the restatement process, the Audit Committee of New Century’s Board of Directors, on the advice of its independent counsel, initiated an independent investigation into the issues giving rise to New Century’s need to restate the Interim Financial Statements, and as previously reported, subsequently expanded the investigation to include issues pertaining to New Century’s valuation of certain residual interests in securitizations in 2006 and prior periods (the "Internal Investigation"). In addition to its independent counsel, the Audit Committee also retained forensic accountants and other professionals (collectively, the "Investigative Team") to assist it in connection with the Internal Investigation.

According to the May 24th Announcement, New Century stated that based on recent communications with members of the Investigative Team, the Audit Committee has determined that there were errors in New Century’s previously filed annual financial statements for its fiscal year ended December 31, 2005 (the "2005 Financial Statements") with respect to both the accounting and reporting of loan repurchase losses and New Century’s valuation of certain residual interests in securitizations. New Century’s ability to further investigate these matters is constrained as it is currently in liquidation proceedings under Chapter 11 of the Bankruptcy Code. However, based upon the work performed by the Investigative Team, the Audit Committee and management believe that it is more likely than not that these errors in the aggregate resulted in a material overstatement of pretax earnings in the 2005 Financial Statements. Accordingly, on May 23, 2007, New Century’s Board of Directors concluded, based upon the recommendation of the Audit Committee, that the 2005 Financial Statements should no longer be relied upon.

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New Century further stated that as New Century is currently in liquidation proceedings under Chapter 11 of the Bankruptcy Code, it does not expect to complete a restatement of either the 2005 Financial Statements or the Interim Financial Statements.

Pursuant to a Form 8-K filed on May 25, 2007 (the “May 25th Announcement”), New Century announced that as previously disclosed, on April 2, 2007, New Century and its subsidiary, NCMC, entered into an asset purchase agreement (the "Servicing Assets Agreement") with Carrington Capital, LLC, and its affiliate (collectively, "Carrington") for the sale of its servicing assets and servicing platform (the "Servicing Assets") to Carrington for approximately $133 million, subject to the receipt of higher and better offers in an auction for the Servicing Assets.  According to the May 25th Announcement, New Century announced on May 16, 2007, that it had conducted and concluded the auction for the Servicing Assets pursuant to procedures established by the Bankruptcy Court at which Carrington submitted the highest bid and agreed to acquire the Servicing Assets for approximately $184 million (the "Sale"). Carrington’s actual bid at the auction was $188 million, which amount included a $4 million credit relating to Carrington’s breakup fee and the reimbursement of certain expenses. On May 21, 2007, New Century, NCMC and Carrington entered into a Second Amended and Restated Asset Purchase Agreement with respect to the Sale (the "Agreement"), and on May 23, 2007, the Bankruptcy Court entered an order approving the Sale.

New Century further stated that the Agreement provides that $5 million of the approximately $184 million purchase price will be placed in an escrow account to be used to indemnify Carrington for claims made under the Agreement. The balance of the escrow account after reimbursement of any claims submitted by Carrington will be paid to New Century nine months after the closing date of the Sale. The closing of the Sale is expected to take place in June 2007 following the satisfaction of certain customary conditions that are set forth in the Agreement.

Pursuant to a Form 8-K filed on June 4, 2007 (the “June 4th Announcement”), New Century announced that on May 30, 2007, Tajvinder S. Bindra resigned as the Executive Vice President and Chief Financial Officer of New Century.  New Century stated that Mr. Bindra’s resignation had the effect of ending his employment under that certain Employment Agreement, dated October 25, 2006, between Mr. Bindra and New Century (the "Employment Agreement"). Under the terms of the Employment Agreement, New Century is obligated to pay Mr. Bindra the unpaid portion of his accrued salary, bonus and benefits through May 30, 2007. New Century’s ability to make any such payments is subject to the applicable limitations under the Bankruptcy Code.

According to the June 4th Announcement, New Century stated that on May 14, 2007, Holly Etlin was appointed as New Century’s Chief Restructuring Officer. In connection with this appointment, on May 16, 2007, New Century entered into that certain Letter Agreement, dated May 11, 2007 (the "Letter Agreement"), between New Century and AP Services, LLC ("AP Services"), amending the Agreement, dated March 22, 2007, between New Century and AP Services. Pursuant to the Letter Agreement, New Century will compensate AP Services for Ms. Etlin’s services as Chief Restructuring Officer on an hourly basis at a rate of $695 per hour. Ms. Etlin is independently compensated pursuant to arrangements between AP Services and its affiliate, AlixPartners LLP ("AlixPartners"), a financial advisory and consulting firm specializing in corporate restructuring. Ms. Etlin will not receive any compensation directly from New Century and will not participate in any of New Century’s employee benefit plans. New Century is seeking approval of the Letter Agreement from the Bankruptcy Court.

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New Century further stated that Ms. Etlin, age 49, is a Managing Director of AlixPartners. Ms. Etlin, who has been a Managing Director of AlixPartners since January 2007, will remain a Managing Director of AlixPartners while serving as New Century’s Chief Restructuring Officer. Prior to joining AlixPartners, Ms. Etlin was a Principal with XRoads Solutions Group, a professional services firm, from June 2002 to January 2007. Ms. Etlin holds a bachelor’s degree from the University of California at Los Angeles.

New Century also stated that as previously disclosed on April 10, 2007, New Century’s Board of Directors adopted the New Century Financial Corporation Key Employee Incentive Retention Plan and the New Century Financial Corporation Executive Incentive Plan (collectively, the "Plans"), both of which were subject to the approval of the Bankruptcy Court.

New Century futher stated that it, in consultation with the creditors’ committee, subsequently revised the Plans and resubmitted the Plans to the Bankruptcy Court for approval. In connection with the revisions, New Century changed the name of the New Century Financial Corporation Executive Incentive Plan to the New Century Financial Corporation Key Employee Incentive Plan (as revised, the "KEIP").   As stated in the June 4th Announcement, at times New Century refers to the revised New Century Key Employee Incentive Retention Plan as the "KEIRP" and the KEIRP together with the KEIP as the "Revised Plans." The Bankruptcy Court entered an order approving the Revised Plans on May 29, 2007.

New Century further stated that the KEIRP provides approximately $1.0 million to fund the payment of retention bonuses and also provides that certain key employees will receive incentive bonuses based upon the extent to which the liquidation prices for certain of New Century’s asset classes meet or exceed targets established in the KEIRP. If the liquidation prices meet but do not exceed the target prices for each of the asset classes described in the KEIRP, New Century will contribute approximately $0.3 million to the KEIRP for the payment of incentive bonuses. New Century stated that as previously disclosed, on May 2, 2007, New Century entered into an agreement to sell certain mortgage loans originated by New Century, as well as residual interests owned by New Century in certain securitization trusts, for approximately $58 million (the "Mortgage Assets Sale"), and on May 21, 2007, New Century entered into an agreement to sell its servicing assets and servicing platform for approximately $184 million (the "Servicing Assets Sale" and together with the Mortgage Assets Sale, the "Assets Sales").  As of, and as stated in the June 4th Announcement, New Century expects that approximately 80 employees could participate in the KEIRP.

As further stated by New Century in the June 4th Announcement, the KEIP provides incentive bonuses based upon the extent to which the liquidation prices for certain of New Century’s assets meet or exceed targets established in the KEIP. If the liquidation prices meet but do not exceed the target prices for each of the asset classes described in the KEIP, New Century will contribute approximately $1.7 million to the KEIP for the payment of incentive bonuses. As of, and as stated in the June 4th Announcement, New Century expects that approximately 30 employees could participate in the KEIP, including the following, Joseph F. Eckroth, Jr., Executive Vice President of New Century, Robert J. Lambert, New Century’s Senior Vice President, Leadership and Organizational Development, Anthony T. Meola, New Century’s Executive Vice President, Loan Production, and Stergios Theologides, New Century’s Executive Vice President – Corporate Affairs and General Counsel. None of the employees that are eligible to participate in the KEIP may participate in the KEIRP.

New Century further stated that in May 31, 2007, pursuant to section 521 of chapter 11 of the Bankruptcy Code and Rule 1007 of the Federal Rules of Bankruptcy Procedure (the

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"Bankruptcy Rules"), New Century and certain of its debtor-in-possession subsidiaries (collectively, the "Debtors") each filed its Schedules of Assets, Liabilities, and Executory Contracts and Statement of Financial Affairs (collectively, the "Bankruptcy Schedules") with the Bankruptcy Court. The Bankruptcy Schedules contain unaudited summary financial information relating to each Debtor's assets and liabilities in the form set forth in the Bankruptcy Code and the Bankruptcy Rules and regulations thereunder. The Bankruptcy Schedules are available without charge on the website of New Century’s Claims and Noticing Agent, XRoads Case Management Services, at www.xroadscms.net/newcentury.

New Century further stated that the Bankruptcy Schedules contain financial information that has not been audited or reviewed by independent registered accountants, is not presented in accordance with generally accepted accounting principles and may be subject to future reconciliation and adjustments. New Century stated that the information contained in the Bankruptcy Schedules had been prepared in accordance with applicable law under the Bankruptcy Code and is not to be used for investment purposes. There can be no assurance that the Bankruptcy Schedules are complete. The Debtors may amend or otherwise change the information contained in the Bankruptcy Schedules at a future date.

According to the June 4th Announcement, New Century stated that as explained in a Current Report on Form 8-K filed by New Century with the SEC on February 7, 2007, the Interim Financial Statements should not be relied upon. As explained in a Current Report on Form 8-K filed by New Century with the SEC on May 24, 2007, the 2005 Financial Statements should also not be relied upon. The information contained in the Bankruptcy Schedules is further qualified by these disclosures.

Pursuant to a Form 8-K filed on June 12, 2007 (the “June 12th Announcement”), New Century announced that as previously announced, New Century entered into the Ellington Agreement on behalf of Ellington, pursuant to which Ellington agreed to purchase the Mortgage Assets for approximately $58.0 million.

According to the June 12th Announcement, New Century stated that on May 18, 2007, the sale of the Mortgage Assets to Ellington closed. After giving effect to certain closing adjustments, the net purchase price paid by Ellington was approximately $57.9 million, including approximately $2.6 million deposited by Ellington into an escrow account to indemnify Ellington for any claims made under the Ellington Agreement, and $0.9 million paid to Greenwich to satisfy New Century’s obligation to pay a termination fee to Greenwich under an agreement that New Century had previously entered into with Greenwich for the sale of the Mortgage Assets. The balance of the escrow account after reimbursement of any claims submitted by Ellington will be paid to New Century 90 days after the closing of the Mortgage Assets sale.

According to the June 12th Announcement, New Century stated that on June 8, 2007, New Century terminated the employment of Brad A. Morrice, who was serving as New Century’s President and Chief Executive Officer, without cause pursuant to Section 5.1 of that certain amended and restated employment agreement, dated March 29, 2006, between New Century and Mr. Morrice (the "Morrice Employment Agreement"). Mr. Morrice has also tendered his resignation from New Century’s board of directors, effective immediately.

According to the June 12th Announcement, New Century stated that under the terms of the Morrice Employment Agreement, New Century is obligated to pay Mr. Morrice an amount equal to the sum of (i) the unpaid portion of his accrued salary, bonus and benefits through June 8, 2007, (ii) three times his annual base salary and (iii) the highest annual bonus received by

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Mr. Morrice in the last three years (increased by a factor of three in the event the termination occurs in or around the time of a change of control event, as such term is defined in the Morrice Employment Agreement). New Century’s ability to make any such payments is subject to the applicable limitations under the Bankruptcy Code.

According to the June 12th Announcement, New Century stated that on June 8, 2007, New Century terminated the employment of Anthony T. Meola, who was serving as New Century’s Executive Vice President, Loan Production, without cause pursuant to Section 4.2 of that certain employment agreement, dated May 1, 2006, between New Century and Mr. Meola (the "Meola Employment Agreement").

According to the June 12th Announcement, New Century stated that under the terms of the Meola Employment Agreement, New Century is obligated to pay Mr. Meola an amount equal to the sum of (i) the unpaid portion of his accrued salary and benefits through June 8, 2007 and (ii) his annual base salary (increased by a factor of two, and including an amount equal to two times the target amount of Mr. Meola’s incentive bonus, in the event the termination occurs in or around the time of a change of control event, as such term is defined in the Meola Employment Agreement). New Century’s ability to make any such payments is subject to the applicable limitations under the Bankruptcy Code.

According to the June 12th Announcement, New Century stated that on June 8, 2007, New Century’s board of directors appointed Holly Etlin, New Century’s Chief Restructuring Officer, as President and Chief Executive Officer and Michael Tinsley, New Century’s controller, as Chief Financial Officer. According to the June 12th Announcement, New Century stated that as previously disclosed, New Century has engaged AP Services pursuant to the Letter Agreement. Pursuant to the Letter Agreement, New Century will compensate AP Services $695 per hour for Ms. Etlin’s services (including for her services as President and Chief Executive Officer and Chief Restructuring Officer) and $525 per hour for Mr. Tinsley’s services (including for his services as Chief Financial Officer). Ms. Etlin and Mr. Tinsley are independently compensated pursuant to arrangements between AP Services and its affiliate, AlixPartners, a financial advisory and consulting firm specializing in corporate restructuring. Ms. Etlin and Mr. Tinsley will not receive any compensation directly from New Century and will not participate in any of New Century’s employee benefit plans. New Century is seeking approval of the Letter Agreement from the Bankruptcy Court, where New Century’s chapter 11 cases are pending.

According to the June 12th Announcement, New Century stated that  Ms. Etlin, age 49, who was appointed New Century’s Chief Restructuring Officer, on May 14, 2007, is a Managing Director of AlixPartners. Ms. Etlin has been a Managing Director of AlixPartners since January 2007 and will remain a Managing Director of AlixPartners while serving as New Century’s President, Chief Executive Officer and Chief Restructuring Officer. Prior to joining AlixPartners, Ms. Etlin was a Principal with XRoads Solutions Group, a professional services firm, from June 2002 to January 2007. Ms. Etlin holds a bachelor’s degree from the University of California at Los Angeles.

According to the June 12th Announcement, New Century stated that Mr. Tinsley, age 54, is a director of AlixPartners. Mr. Tinsley has been a director of AlixPartners since April 2006 and will remain a director of AlixPartners while serving as New Century’s Chief Financial Officer. Prior to joining AlixPartners, Mr. Tinsley worked as an independent consultant in the areas of crisis management and restructurings. Mr. Tinsley holds a bachelor’s degree from the University of Central Florida and a master’s degree in business administration from the University of Chicago.

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Pursuant to a Form 8-K filed on July 5, 2007 (the “July 5th Announcement”), New Century announced that on June 29, 2007 it terminated the Greenwich Agreement.  The July 5th Announcement stated that at the time of termination, no amounts were outstanding under the Greenwich Agreement and no early termination fees were required to be paid by New Century in connection with this termination.

According to the July 5th Announcement, on June 29, 2007, the Sale closed, and after giving effect to certain closing adjustments, the net purchase price paid by Carrington was approximately $177.4 million, including approximately $5.0 million deposited by Carrington into an escrow account to indemnify Carrington for certain claims that may be made under the Agreement.  The July 5th Announcement stated that the balance of the escrow account after reimbursement of any claims submitted by Carrington will be paid to New Century nine months after the closing of the Sale.

According to the July 5th Announcement, on June 25, 2007 New Century and Ellington entered into Supplement No. 1 to the Ellington Agreement (the “Ellington Supplement No. 1”), pursuant to which Ellington agreed to purchase certain additional mortgage loans originated by New Century (the “Additional Mortgage Loans”) for approximately $4.4 million.  The July 5th Announcement stated that Ellington Supplement No. 1 provides that approximately $0.3 million of the purchase price will be placed into an escrow account to be used to indemnify Ellington for certain claims that may be made under Ellington Supplement No. 1, and that the balance of the escrow account after reimbursement of any claims submitted by Ellington will be paid to New Century ninety days after the closing of the sale.  The July 5th Announcement stated that the Bankruptcy Court entered a sale order with respect to the Additional Mortgage Loans sale on June 27, 2007 and that the closing of such sale occurred on June 29, 2007.

In addition, according to the July 5th Announcement, on June 22, 2007, New Century conducted and concluded an auction for its mortgage loan origination software and related assets and, on a non-exclusive basis, certain data related to New Century’s loan origination business (the “Technology Assets”) pursuant to procedures established by the Bankruptcy Court at which EquiFirst Corporation (“EquiFirst”) submitted the highest and best bid and agreed to acquire the Technology Assets for approximately $8.05 million (the “Technology Assets Sale”).  The July 5th Announcement stated that New Century, New Century Mortgage and EquiFirst subsequently entered into an Asset Purchase Agreement, dated June 22, 2007, with respect to the Technology Assets Sale (the “Technology Assets Agreement”), and on July 3, 2007, the Bankruptcy Court entered an order approving the sale and one or more subsequent sales of certain data related to New Century’s loan origination business, in each case on a non-exclusive basis.  According to the July 5th Announcement, the closing of the Technology Assets Sale is expected to take place in August 2007 following the satisfaction of certain customary conditions that are set forth in the Technology Assets Agreement.

According to the July 5th Announcement, on June 21, 2007, the SEC orally advised New Century’s outside counsel that the SEC had issued a formal order of investigation with respect to New Century.  The July 5th Announcement further stated that New Century is continuing to cooperate with the SEC in the conduct of its investigation.

According to the July 5th Announcement, on June 29, 2007, New Century was served with a complaint for declaratory judgment and other equitable relief (the “June 20th Complaint”) that was filed on June 20, 2007 in the Bankruptcy Court, against certain of its subsidiaries and certain of its directors.  The July 5th Announcement stated that the June 20th Complaint seeks a

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declaratory judgment on behalf of a purported class consisting of beneficiaries (the “Plan Beneficiaries”) of the New Century Financial Corporation Deferred Compensation Plan and the New Century Financial Corporation Supplemental Executive Retirement/Savings Plan (collectively, the “New Century Plans”) that, among other things, the Plan Beneficiaries are a class, that the New Century Plans’ assets are held in trust for the exclusive benefit of the Plan Beneficiaries, that the New Century Plans’ assets are not the property of New Century’s or any of its subsidiaries’ bankruptcy estates, and that the New Century Plans’ assets be distributed to the Plan Beneficiaries.

Pursuant to a Form 12b-25 filed on August 10, 2007 (the “August 10th Announcement”), New Century announced that it had determined that it would be unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 (the “June Form 10-Q”) by August 9, 2007 without unreasonable effort and expense.

According to the August 10th Announcement, New Century stated that as previously disclosed, on April 2, 2007, New Century and certain of its subsidiaries, filed Bankruptcy Filings under the Bankruptcy Code in the Bankruptcy Court (Case No. 07-10416). Since that time, New Century has been immersed in bankruptcy-related matters. New Century has not yet been able to file its Annual Report on Form 10-K for the year ended December 31, 2006 or its March Form 10-Q. Further, New Century has experienced the resignation of its independent accounting firm, KPMG LLP. Due to the resignation, as well as the additional time required to complete its financial statements to be included in its periodic reports as a result of, among other things, the complexities of bankruptcy accounting, the process of impairment testing and estimating the fair value of impaired assets, the determination of the tax provision together with the evaluation of tax deferred assets and the possible need for valuation allowances, New Century has stated it will not be able to file the June Form 10-Q in a timely manner without unreasonable effort or expense. New Century also stated that it anticipates that it will not be able to complete its financial statements and file the June Form 10-Q by August 14, 2007.  Furthermore, New Century stated that it is unlikely it will ever be able to file its financial statements.

New Century further stated that it believes that its results of operations for the quarter ended June 30, 2007 will change significantly from its results of operations for the quarter ended June 30, 2006.  New Century stated that since June 30, 2006, the subprime mortgage industry has deteriorated, New Century no longer originates mortgage loans, the market value of its residual and other assets has declined and the amount of claims for it to repurchase loans has increased. In New Century’s Current Report on Form 8-K filed with the SEC on February 7, 2007, New Century announced that it would restate its consolidated financial results for the quarters ended March 31, June 30 and September 30, 2006 to correct errors discovered in its accounting and financial reporting of loan repurchase losses and, in New Century’s 12b-25 filed with the SEC on March 2, 2007, New Century announced that its investigation would include issues giving rise to its need to restate its 2006 interim financial statements, as well as issues pertaining to New Century’s valuation of residual interests in securitizations in 2006 and prior periods. In addition, in New Century’s Current Report on Form 8-K filed with the SEC on May 24, 2007, New Century reported that its previously filed annual consolidated financial statements for the fiscal year ended December 31, 2005 should not be relied upon.  Prior to the completion of its financial statements for the year ended December 31, 2006 and each of the quarters ended March 31, 2007 and June 30, 2007, New Century is unable to assess the amount by which its results of operations for the quarter ended June 30, 2007 will change from its results of operations for the quarter ended June 30, 2006.

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Pursuant to a Form 12b-25 filed on November 13, 2007 (the “November 13th Announcement”), New Century announced that it had determined that it would be unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 (the “September Form 10-Q”) by November 9, 2007 without unreasonable effort and expense.

According to the November 13th Announcement, New Century stated that as previously disclosed, on April 2, 2007, New Century and certain of its subsidiaries, filed Bankruptcy Filings under the Bankruptcy Code in the Bankruptcy Court (Case No. 07-10416). Since that time, New Century has been immersed in bankruptcy-related matters. New Century has not yet been able to file its Annual Report on Form 10-K for the year ended December 31, 2006, its March Form 10-Q or its June Form 10-Q. Further, New Century has experienced the resignation of its independent accounting firm, KPMG LLP. Due to the resignation, as well as the additional time required to complete its financial statements to be included in its periodic reports as a result of, among other things, the complexities of bankruptcy accounting, the process of impairment testing and estimating the fair value of impaired assets, the determination of the tax provision together with the evaluation of tax deferred assets and the possible need for valuation allowances, New Century has stated it will not be able to file the September Form 10-Q in a timely manner without unreasonable effort or expense. New Century also stated that it anticipates that it will not be able to complete its financial statements and file the September Form 10-Q by November 16, 2007.  Furthermore, New Century stated that it is unlikely it will ever be able to file its financial statements.

New Century further stated that it believes that its results of operations for the quarter ended September 30, 2007 will change significantly from its results of operations for the quarter ended September 30, 2006.  New Century stated that since September 30, 2006, the subprime mortgage industry has deteriorated, New Century no longer originates mortgage loans, the market value of its residual and other assets has declined and the amount of claims for it to repurchase loans has increased. In New Century’s Current Report on Form 8-K filed with the SEC on February 7, 2007, New Century announced that it would restate its consolidated financial results for the quarters ended March 31, June 30 and September 30, 2006 to correct errors discovered in its accounting and financial reporting of loan repurchase losses and, in New Century’s 12b-25 filed with the SEC on March 2, 2007, New Century announced that its investigation would include issues giving rise to its need to restate its 2006 interim financial statements, as well as issues pertaining to New Century’s valuation of residual interests in securitizations in 2006 and prior periods. In addition, in New Century’s Current Report on Form 8-K filed with the SEC on May 24, 2007, New Century reported that its previously filed annual consolidated financial statements for the fiscal year ended December 31, 2005 should not be relied upon.  Prior to the completion of its financial statements for the year ended December 31, 2006 and each of the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007, New Century is unable to assess the amount by which its results of operations for the quarter ended September 30, 2007 will change from its results of operations for the quarter ended September 30, 2006.

Pursuant to a Form 8-K filed on December 14, 2007 (the “December 14th Announcement”), New Century announced that on June 28, 2007, the Bankruptcy Court entered an order establishing August 31, 2007, as the last date (the "Claim Bar Date") for all persons and entities holding or wishing to assert bankruptcy claims against New Century and certain of its debtor-in-possession subsidiaries (collectively with the New Century, the "Debtors") to file a proof of claim form. Through the Claim Bar Date, the dollar amount of claims filed against the Debtors exceeded $32 billion. The Debtors are in the preliminary stages of their review of these claims and based on their preliminary review believe that certain of these claims

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will be subject to objection as being duplicative, overstated, based upon contingencies that have not occurred, or because they otherwise do not state a valid claim. The foregoing amount does not include claims that were filed without a specified dollar amount, referred to as unliquidated claims, and claims that were filed after the claim bar date.

Based on a preliminary review of the claims against New Century received by the Claim Bar Date, New Century stated that it currently believes that there will be no recovery in respect of New Century’s outstanding common stock under the Debtors’ plan of liquidation. According to the December 14th Announcement, further and updated information regarding these matters will be included in the Debtors’ disclosure statement, which will be the definitive source for such information when it is approved by the Bankruptcy Court.

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